December 4, 2006

ICOS Corporation
22021 20th Avenue Southeast
Bothell, WA 98021

Attn:     Board of Directors
Paul N. Clark
James L. Ferguson
Robert J. Herbold
Jack W. Schuler
Vaughn D. Bryson
Gary L. Wilcox
Teresa Beck
Robert W. Pangia
David V. Milligan

Dear Gentlemen:

HealthCor Management, L.P. (“HealthCor”) is the investment advisor to certain private investment funds that currently own 3,400,000 shares of ICOS Corporation (“ICOS” or the “Company”). This represents more than 5% of all ICOS common shares outstanding.1

On November 2, 2006 and November 13, 2006, HealthCor stated in letters delivered to ICOS our intention to vote against the proposed acquisition of ICOS by Eli Lilly & Company (“Eli Lilly”) at the upcoming shareholder meeting that was initially announced in the Company’s November 1, 2006 Preliminary Proxy Statement.2  As we have explained in the HealthCor Letters, the reason we will take this action is that we believe that ICOS’ actual value is well in excess of $40 per share. We are also seriously considering exercising our Dissenters’ Rights pursuant to the Washington Business Corporation Act.

1 Based upon 65,637,939 shares of the Company’s common shares outstanding as October 30, 2006 as reported in the Company’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on November 14, 2006 (the “Proxy Statement”).
2 A copy of our November 2, 2006 letter to ICOS was attached as Exhibit 1 to our Form 13D filed with Securities and Exchange Commission (“SEC”) on November 2, 2006 (the “November 2nd Letter”) and a copy of our November 13, 2006 letter to ICOS was attached as Exhibit 1 to our Form 13D/A filed with SEC on November 13, 2006 (the “November 13th Letter;” together with the November 2nd Letter, the “HealthCor Letters”).

We have reviewed the ICOS shareholder presentation material designed to provide a rationale for the valuation being offered to ICOS shareholders in the acquisition as currently proposed by Eli Lilly (the “ICOS Defense”)3 . We believe the ICOS Defense is incomplete and misleading and should not to be relied upon. We remain firm in our belief that the value of ICOS is well in excess of the current offer by Eli Lilly.

The ICOS Defense has not addressed many of the serious issues raised in our analysis and objections set forth in the HealthCor Letters. According to the Additional Soliciting Material, ICOS’ management has decided to meet with certain shareholders to discuss the ICOS Defense. In addition to ignoring our attempts to have an open dialogue, ICOS’ management is failing to address the major issues we have raised in the HealthCor Letters and is now selectively excluding us from meetings available to other certain shareholders. Specifically:

1)
The ICOS Defense does not address why the acquisition was announced two days before Lilly ICOS LLC reported a material financial upside surprise. The better than expected results AFTER the acquisition announcement constitute a material intervening event. Had the positive financial results been adequately disseminated in the market, ICOS’ share price would have risen and much of the premium being offered by Eli Lilly would have been eliminated;

2)
The ICOS Defense does not address why ICOS does not make use of industry accepted valuation metrics such as transaction value as a multiple of revenues. We have used these metrics and applied precedent transaction terms to generate fair value that is significantly above $40 per share; and

3)
The ICOS Defense does not address the highly inappropriate “Amended and Restated Change in Control Severance Agreement” and the “ICOS Corporation Retention, Sale and Special Recognition and Bonus Plan” enacted the day before the acquisition was announced. This indefensible ADDITIONAL COMPENSATION for management is contingent upon completion of the transaction. In light of recent actions, we cannot help but question the motivation of management. We do not believe ICOS’ management is seeking to maximize shareholder value but is instead focusing on their self interest.

In the “Fairness Opinion” rendered in the Proxy Statement, Merrill Lynch, Pierce, Fenner & Smith (“Merrill”) relied extensively on one year forward P/E ratios relative to the biotechnology benchmarks, technical analysis, DCF analysis, historical premiums in comparable transactions, and Wall Street analyst price targets. In the ICOS Defense, ICOS’ management is now depending solely on an arbitrary yet undisclosed DCF analysis while backing away from the other valuation metrics used in the “Fairness Opinion” and touted by ICOS’ management as justification for the current offer by Eli Lilly. As a result of its failure to continue to address these other valuation metrics set forth in the “Fairness Opinion”, WE BELIEVE THE ICOS DEFENSE ACTUALLY SUPPORTS THE HEALTHCOR POSITION THAT THE VALUE OF ICOS IS WELL IN EXCESS OF THE CURRENT OFFER FROM ELI LILLY.

3 Schedule 14A Additional Proxy Soliciting Materials filed with the SEC on November 30, 2006 (the “Additional Soliciting Material”).

The ICOS Defense shows a chart of the last five months of ICOS’ share price performance from the “Date of Lilly’s First Offer” on May 23, 2006. Somehow ICOS management wants us to believe that this date is relevant in the determination of the value of ICOS. In fact, according to the Company’s Proxy Statement, the date of Eli Lilly’s first indication of interest in acquiring ICOS was June 2005. ICOS management retained legal counsel on August 2, 2005 for purposes of a potential transaction with Eli Lilly and on August 10, 2005, ICOS received an initial valuation from Eli Lilly in the range of $28-$30 per share. According to the information contained in the Proxy Statement, the representation in the ICOS Defense that May 23, 2006 was the “Date of Lilly’s First Offer”4  appears to be intentionally misleading as the ICOS Defense omits any mention of events prior to May 2006 thereby implying the negotiation process only began in May 2006 rather than almost one year earlier.

May 23, 2006 is close to the low of the year for the share price. This appears to yet another attempt by ICOS’ management to manipulate historical dates to support the low valuation being offered to ICOS by Eli Lilly; much like Merrill did when it conveniently selected October 3, 2006 (two weeks prior to the announcement of the transaction with Eli Lilly) as the reference point upon which to try to convince ICOS shareholders that Eli Lilly was offering a 26% premium when in reality the premium was a paltry 18% (as now acknowledged by ICOS’ management in the ICOS Defense). We do not believe May 23, 2006 is a relevant reference point, unless management is also willing to look at comparable transactions and the comparable transaction premiums calculated from the target company’s’ five month share price low.

The ICOS Defense uses the date prior to the announcement of the transaction as the date upon which to calculate the premium that Eli Lilly is offering to ICOS shareholders. We applaud ICOS’ management for agreeing with our analysis that the correct date for determination of a transaction premium is the day before the announcement of the merger rather than two weeks prior to the announcement of the merger, as had been the argument by ICOS’ management initially. However, again we come to the same conclusion: the transaction offers a meager 18% premium for shareholders compared to the 40%-45% average premium in precedent transactions. The precedent transactions used in our analysis are the same transactions used by Merrill in the “Fairness Opinion”. ICOS’ management is agreeing in the ICOS Defense that the transaction represents an 18% premium for shareholders. Accordingly, the ICOS Defense using comparable transaction premiums is SUPPORTIVE OF THE HEALTHCOR POSITION.

The ICOS Defense looks at the target prices of certain Wall Street analysts. ICOS’ management would have its shareholders believe that the “$32 per share bid, grown at 20% p.a., implies a 12-month target price of $38.50 - at the high end of all analysts’ price targets.” We are unsure what ICOS’ management is attempting to argue with this analysis. Our conclusion from this argument is that ICOS’ management would like its shareholders to believe there is 20% upside from the $32 currently proposed transaction price if ICOS were to remain a public company. We remind ICOS’ management that there is customarily a premium paid to the acquired entity ABOVE fair value. No matter how you look at this data provided by the Company, the ICOS Defense is SUPPORTIVE OF THE HEALTHCOR POSITION.

The ICOS Defense also looks at forward P/E multiples. Initially, in our November 2nd Letter, we took issue with the fact the “Fairness Opinion” only looked at one-year forward P/E multiples. We argued that this approach was short-sighted and inappropriate to determine the value of ICOS. ICOS is just starting to turn profitable and the use of a P/E based valuation underestimated the value of the Company’s share price. Apparently, ICOS’ management agrees with our position since the ICOS Defense now refers to 2008 P/E ratios. However, their analysis is a distortion. For reasons unknown, the P/E analysis in the ICOS Defense has divided the comparable universe into two groups. For additional reasons unknown, it excludes certain high multiple stocks and it fully taxes the EPS of ICOS, even though ICOS has Net Operating Losses of $919m. We have attempted to verify the dual universe peer group valuations used in the ICOS Defense and have been unsuccessful.  We are perplexed why a presumably faster growing mid-cap peer universe trades at a lower P/E multiple than the large-cap peer universe.  We are unable to verify your numbers and therefore your conclusions due to the numerous adjustments you have made.  We cannot help but conclude the adjustments have been made so that the value being offered ICOS shareholders appears reasonable while we have shown that the premium is unacceptably low. However, even with the “analytical spin” being used in the ICOS Defense, the resulting P/E multiple is essentially equal to the mean and median 2008 P/E multiple for the comparable GROUP. ICOS’ management appears to be arguing this is where ICOS should be valued as a public, stand alone company. Any acquisition should add a premium to the publicly traded value of the Company. ICOS’ management should compare forward P/E multiples of comparable TRANSACTIONS to the currently proposed Eli Lilly ICOS transaction. Again, ICOS’ management is attempting to compare public company valuations to change in control transactions. We believe this is an improper comparable analysis and is another attempt by ICOS’ management to distort the facts. Again, the fact that the ICOS Defense is using a forward P/E analysis is SUPPORTIVE OF THE HEATHCOR POSITION.

The ICOS Defense makes use of a DCF analysis yet the details of the DCF analysis are not disclosed. Remedial financial analysis principles state that while a DCF analysis is an important tool it is also fraught with problems. Perhaps the most glaring error of the DCF analysis discussed in the ICOS Defense is the 15% discount rate applied to the future financial results. A discount rate is a combination of the risk free interest rate along with a risk premium that takes into consideration industry and company specific risks of ICOS. We believe that the discount rate used in the ICOS Defense is inappropriate and overly penalizes the valuation of ICOS shares for the following reasons:

4 [See ICOS Defense pages 7 and 9; page number references for the ICOS Defense correspond to page numbers appearing on the lower right hand corner of each page of the ICOS Defense as it appears in the Additional Soliciting Material. The Additional Soliciting Material may be found on the SEC EDGAR database at: http://www.sec.gov/Archives/edgar/data/874294/000119312506244654/ddefa14a.htm.]

•
A 15% discount rate might be appropriate for a biotech company that is conducting late stage clinical trials and faces uncertainty of clinical trial results and regulatory action: ICOS’ Cialis has demonstrated efficacy and safety in clinical trials as well as in the commercial market and is already approved in the United States and overseas;

•
A 15% discount rate might be appropriate for a company with unknown commercial launch prospects: ICOS’ Cialis has had a very successful launch and is taking share from the market leader (Viagra). Cialis is a billion dollar product. As a clinically proven and commercially profitable product, Cialis should not be discounted at a rate that is used for companies with higher variability in sales, margins, earnings and developmental pipelines. Also, ICOS’ Cialis is adding additional indications that will boost the already fast growing revenues;

•	A 15% discount rate might be appropriate for a company with a lead product facing patent expiry: ICOS’ Cialis maintains more than 10 years of patent exclusivity; and
•
A 15% discount rate might be appropriate for a company that has operating losses and financial instability. ICOS’ Cialis is expected to report approximately $1 billion in revenues in 2007 and ICOS is now swinging from operating losses to significant operating profitability. This financial stability and future profitability is confirmed by the third quarter 2006 results.

We believe that the evidence is clear. Using the data supplied by Merrill, ICOS and information publicly available, we have shown through objective analysis that ICOS is worth significantly more than the currently proposed Eli Lilly bid of $32 per share. ICOS’ management incentives are not aligned with shareholders and in fact they have a meaningful financial incentive to close a transaction unfavorable to shareholders.

Merrill, the financial advisor to ICOS, is retained with a FIXED advisory fee of $10 million paid upon closing in contrast to a “percentage of the transaction value” fee which is customary in comparable transactions. We do not believe Merrill is incentivized to maximize the value of the transaction. Instead, we believe that Merrill is incentivized to close the transaction at any price rather than to maximize shareholder value.

We have attempted repeatedly to have open and productive dialogue with ICOS’ management and have consistently been rebuffed. Yet, ICOS’ management has decided to have meeting with other select shareholders to discuss the ICOS Defense.

The proposed purchase of ICOS is not an arm’s length transaction. The acquisition did not occur in a market-based, competitive bid process. The “Fairness Opinion” should not be relied upon. The ICOS Defense is incomplete and inadequate in that it fails to address the major issues. We believe ICOS’ management and its financial advisor are both incentivized to act in a manner that is not consistent with maximizing shareholder value. Their actions to date confirm our belief.

Sincerely,

HealthCor Management, L.P.

Joseph P. Healey	Arthur B. Cohen
Portfolio Manager	Portfolio Manager